UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NEW YORK MORTGAGE TRUST, INC.
(Name of Issuer)

Series A Preferred Stock, par value $0.01
(Title of Class of Securities)

649604303
(CUSIP Number)

Janet L. Tarkoff
Managing Director and Chief Legal Officer
JMP Group Inc.
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
Tel: (415) 835-8958
Fax: (415) 835-8910
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JMP Asset Management LLC (94-3342119)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

7,521,903

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

7,521,903

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,521,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

28.8%1

14	TYPE OF REPORTING PERSON

IA

1 Calculated based on the quotient of (a) 750,000 shares of Preferred Stock beneficially owned by the Reporting Person; the immediate convertibility of such Preferred Stock into 3,750,000 shares of common stock of the Issuer; a currently exercisable option, beneficially owned by the Reporting Person, to purchase an additional 750,000 shares of Preferred Stock which will be immediately convertible into 3,750,000 shares of common stock and 21,903 shares of common stock beneficially owned by the Reporting Person; divided by (b) 3,640,209 shares of common stock issued and outstanding as of November 5, 2007, 15,000,000 additional shares issued pursuant to that certain private placement of shares described in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 19, 2008 and the 7,500,000 common shares described above into which the Preferred Stock (and option) held by the Reporting Person is convertible. The outstanding Preferred Stock, which votes with the common stock (on an as converted basis), and the common stock beneficially owned by the Reporting Person constitutes 28.8% of the voting power.

SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
NEW YORK MORTGAGE TRUST, INC.

ITEM 1. SECURITY AND ISSUER.

This statement on the Amendment No. 1 to Schedule 13D/A (this “Statement”) relates to the Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of New York Mortgage Trust, Inc., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1301 Avenue of the Americas, New York, NY 10019.

ITEM 2. IDENTITY AND BACKGROUND.

(a)
This statement filed by JMP Asset Management LLC (“JMP Asset” and the “Reporting Person”). It is an amendment to the previous joint filing with JMP Group Inc. (“JMP Group”). JMP Asset is filing on behalf of itself and certain investment funds of which it is the general partner and investment manager to the extent those investment funds may be considered beneficial owners of any of the securities that are the subject of this statement (which beneficial ownership JMP Asset and such investment funds disclaim). JMP Asset disclaims the existence of a “group” with JMP Group. JMP Group is filing its own amendment to Schedule 13D separately from the current filing.

(b)	JMP Asset is a Delaware limited liability company with principal offices at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(c)
JMP Asset is an investment adviser registered with the Securities and Exchange Commission. JMP Asset manages investments and trading accounts of other persons including JMP Realty Trust, Inc. (“JMP Realty”), Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners Offshore Fund, Ltd., Harvest Small Cap Partners, L.P., and Harvest Small Cap Offshore, Ltd. (collectively, with JMP Realty, the “Funds”). JMP Asset is either the manager or general partner of each Fund, with investment discretion and voting authority with respect to each Fund. JMP Group LLC, a wholly-owned subsidiary of JMP Group, is the sole member and manger of JMP Asset. JMP Asset, JMP Securities LLC (a sister company) and JMP Group (their parent) have instituted policies and procedures to ensure each entity’s investment decisions are separate from those of the other entities. Additionally, JMP Asset employs portfolio managers, some of whom are not executive officers, with respect to the funds and accounts for which JMP Asset is advisor. These portfolio managers operate independently from each other to implement the investment objectives of each fund or account for which they are portfolio manager. JMP Realty is a real estate investment trust for which JMP Asset is an investment manager.

Each of the Funds disclaims “group” status with any other Fund (other than those managed pari pasu with each other) or with JMP Realty. Each Fund also disclaims group status with JMP Group.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons purchased an aggregate of 750,000 shares of Preferred Stock (immediately convertible into 3,750,000 shares of common stock) from the Issuer, and the Issuer granted the Reporting Person an option to buy an additional 750,000 shares of Preferred Stock, in each case pursuant to a Stock Purchase Agreement dated as of November 30, 2007, by and among the Issuer, JMP Group and each of the Funds. The option is exercisable immediately and expires at 5 p.m. on April 4, 2008. In addition, JMP Realty acquired 21,903 shares of common stock in open market purchases in 2007. The source of the funds for the purchase of the Preferred Stock and the common stock was the working capital of each of the Funds. The record ownership of each of the Funds is set forth in the table below.

Record Ownership of Preferred Stock and Common Stock

Name	Shares of Preferred Stock	Shares of Preferred Stock underlying Option	Shares of Common Stock upon Conversion, excluding Option Shares	Shares of Common Stock upon Conversion, including Option Shares

JMP Realty Trust, Inc.	500,000	500,000	2,521,903 (1)	5,021,903 (1)

Harvest Opportunity Partners II, L.P.	181,100	181,100	905,500	1,811,000

Harvest Opportunity Partners Offshore Fund, Ltd.	31,400	31,400	157,000	314,000

Harvest Small Cap Partners, L.P.	28,800	28,800	144,000	288,000

Harvest Small Cap Offshore, Ltd.	8,700	8,700	43,500	87,000

(1) Includes 21,903 shares of common stock acquired in open market purchases prior to the acquisition of the Preferred Stock.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Person acquired the Preferred Stock for investment purposes in a private offering from the Issuer. The Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Provided, however, that the matters set forth in Item 5(a) and 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns, in the aggregate, 7,521,903 shares of common stock, which represents 28.8% of the outstanding shares of common stock. The ownership percentage is based on the quotient of (a) 750,000 shares of Preferred Stock beneficially owned of record by the Reporting Persons and the Funds; the immediate convertibility of such Preferred Stock into 3,750,000 shares of common stock of the Issuer; a currently exercisable option to purchase an additional 750,000 shares of Preferred Stock which will be immediately convertible into 3,750,000 shares of common stock; and 21,903 shares of common stock held of record by JMP Realty, which were acquired in open market purchases; divided by (b) 3,640,209 shares of common stock issued and outstanding as of November 5, 2007, the 15,000,000 additional shares of common stock issued pursuant to a private placement of the Issuer on February 21, 2008 and 7,500,000 shares of common stock underlying the Preferred Stock and option described above. In addition, JMP Asset serves as an external investment advisor to the Issuer, with the authority to acquire and dispose of investments. Also, James J. Fowler, the President of JMP Realty, is a director and the Chairman of the Board of the Issuer.

(b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b). JMP Asset expressly disclaims beneficial ownership of any securities beneficially owned by a Fund or JMP Group. Each Fund expressly disclaims beneficial ownership of any securities beneficially owned by JMP Group, any securities held of record by any other Fund or that any other Fund has a right to acquire, and, because of the investment discretion and voting authority granted to JMP Asset, any securities held of record by such Fund or that such Fund has a right to acquire.

(c) N/A

(d) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JMP Group and JMP Asset (exercising its investment discretion on behalf of the Funds) cooperated and coordinated in negotiating and entering into the Stock Purchase Agreement, including provisions of the Stock Purchase Agreement pursuant to which certain changes were made in the Issuer’s board of directors, as described above in Item 4. However, the parties to such Purchase Agreement expressly disclaim the existence of a “group” subsequent to the execution of the Purchase Agreement. In addition, the Reporting Person does not have any agreement or arrangement with JMP Group or with any Fund (nor does any Fund have any agreement or arrangement with any other Fund) to act together with respect to the Issuer or its securities except for the purpose of facilitating the implementation of their individual decisions as to the exercise of their rights under the Stock Purchase Agreement (including rights to exercise the option described elsewhere in this Statement) and the Registration Rights Agreement described below. Each holder described herein disclaims beneficial ownership of any securities owned of record by any other holder and each Fund each disclaims beneficial ownership of any securities owned of record by it or by any other Fund.

As noted above, while JMP Group is the ultimate parent of JMP Asset, it is JMP Group’s policy that it does not control, influence or participate in investment decisionmaking (including voting of shares or proxies) by its subsidiaries, including JMP Asset, in JMP Asset’s role as investment manager, and both JMP Group and JMP Asset maintain procedures to implement that policy. In exercising its investment discretion as investment manager for the Funds, JMP Asset (through multiple portfolio managers, acting independently) considers the investment objectives and other needs of each such entity. The cooperation and negotiation involved in the negotiation and execution of the Stock Purchase Agreement was for the purpose of implementing investment decisions made independently as to each Fund and decisions as to voting and disposition of the securities that are the subject of this Statement will be made separately as to each of the Funds and independently of decisions JMP Group makes as to the securities it holds.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of JMP might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any “group” status or shared investment control with respect to such securities.

Stock Purchase Agreement:

The Issuer, JMP Group and each of the Funds entered into the Stock Purchase Agreement on November 30, 2007, which is incorporated herein by reference and attached as Exhibit 7.01 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

Advisory Agreement:

The Issuer and JMP Asset entered into an advisory agreement on January 18, 2008, which is incorporated herein by reference and attached as Exhibit 7.02 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

Registration Rights Agreement:

The shares of Preferred Stock and the shares of Common Stock issuable upon the conversion of the Preferred Stock are covered by a Registration Rights Agreement (the “Registration Rights Agreement”), which is incorporated herein by reference and attached as Exhibit 7.03 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 24, 2008

JMP ASSET MANAGEMENT LLC

	By:	/s/ Joseph A. Jolson
	Its:	Chief Executive Officer